                                                                  EXHIBIT (A)(3)

                                 [COMPANY LOGO]

                         The offer is weak and coercive

              The Board of Directors of Cantv rejects AES's tender
                        offer and recommends not to sell

    o    The price of the partial offer is not satisfactory
    o By buying only 43% of the capital stock, AES forces shareholders to keep part of their holdings
    o    The offer creates an unattractive value for the remaining shares
    o The offer is highly conditional and, therefore, its outcome is uncertain
    o The offer would have adverse tax consequences for the minority shareholders
    o    The offer creates an unequal tax treatment
    o    The offer entitles AES to the majority of any declared dividends
    o According to the offer, AES's plans will deteriorate Cantv's financial condition
    o    AES brings in no experience in the telecommunications field
    o    AES proposes to sell Movilnet, weakening Cantv
    o    Several rulings by governmental agencies are pending
    o The representatives of the government, the employees and retired employees, Verizon and Telefonica de Espana, who were present at the meeting, voted unanimously against the offer

                                        I

      OBSERVATIONS FROM THE BOARD OF DIRECTORS OF COMPANIA ANONIMA NACIONAL
       TELEFONOS DE VENEZUELA (CANTV) TO THE OFFER FOR CHANGE OF CONTROL
               INITIATED BY AES COMUNICACIONES DE VENEZUELA, C.A.

The Board of Directors of Compania Nacional Telefonos de Venezuela (CANTV), in its meeting of September 30, 2001, which lasted until October 1, 2001, proceeded to the consideration of the Public Tender Offer effected by AES Comunicaciones de Venezuela C.A., for 43.19% of the capital stock of CANTV and to the evaluation and approval of the observations to the Offer. At the beginning of the meeting, the following Principal Directors were in attendance: Gustavo Roosen, Vicente Llatas, Fares F. Salloum, Al C. Giammarino, Jose M. Santero, Alberto Maman, Yelitza Garcia and Ubaldo Suniaga; and the following Alternate
Directors: Mssrs. Luis Esteban Palacios, Ruben Perlmutter, Steven Clancy, Arminio Borjas (h), Cesar Quintini Rosales, Luis Parra and Carmelo Marquez. Immediately after opening the meeting, and because of a conflict of interest, pursuant to article 269 of the Venezuela Commercial Code, Director Steven Clancy left the room where the meeting was taking place.

The Board resolutions that follow were adopted with the unanimous vote of the directors present at the Board meeting:

Board Resolutions

RESOLVED: after considering the terms and conditions of the offer made by The
--------
AES Corporation ("AES") and its subsidiaries to purchase common shares (the "Shares") outstanding of the Company, at US$3.4285714 per share net to the seller in cash and American Depository Shares ("ADSs") outstanding at $24 per ADS net to the seller in cash (the "Offers"), to reaffirm that the Board of Directors considers that the Offers are beneficial neither to the Company nor to its Share or ADS holders and, therefore, that the Board of Directors recommends rejecting the Offers initiated by AES, and to unanimously recommend to the Share and ADS holders of the Company to reject the Offers and not to sell their Shares or ADSs. This resolution is based on the following reasons:

(i) The Board considers that the price in Venezuela and the price in the United States offered by AES in its partial offer for Cantv's shares and the ADSs are not satisfactory.

The closing price of the ADSs was $21.98 prior to the announcement of the offers on August 29, 2001. As a result, the offers represent a premium of 9.2% over the closing price of Cantv's shares on the date of the announcement for the portion of the shares that are subject to the offers. The premium of AES's offers over the ADS price 30 days prior to the AES announcement is only 4.4%. The offers represent an approximate 5.0% and 6.6% premium over the six-month and one-year weighted averages, respectively, and a 5.1% discount on the two-year weighted average. The previously described premiums are significantly lower than premiums generally paid in transactions that involve a change in control.

In addition, in 1999 and 2000, Cantv effected two buyback programs at an average of approximately $29 and $27 per ADS, respectively, well above the price offered by AES in the offers.

(ii) The proposed transactions will have adverse tax effects on the remaining shareholders and ADS holders.

Following conclusion of the offer, AES has stated that it intends to cause AES Comunicaciones de Venezuela, C.A. (the "Purchaser") to transfer all Company shares and ADSs to a new holding company, and then to merge the Company with the Purchaser (the "Merger"). Under U.S. law, shareholders and holders of ADSs who are subject to U.S. taxes and who either do not tender their shares or ADSs to AES, or who tender their shares or ADSs but whose shares or ADSs are subsequently not accepted by AES as a result of proration or otherwise, will be required to recognize unrealized gains or losses on the Shares or ADSs they retain following the Merger. Under Venezuelan law, shareholders and holders of ADSs subject to Venezuelan taxes, including non-Venezuelans, who reside in the United States or who have a permanent establishment in Venezuela who either do not tender their shares or ADSs to AES, or who tender their shares or ADSs but whose shares or ADSs are subsequently not accepted by AES as a result of proration or otherwise, will be subject to up to a 34% tax on the unrealized gain on the shares or ADSs they retain after the Merger. Each holder of shares and ADSs will need to evaluate his or her own circumstances to determine the amount of any taxes payable on shares or ADSs not tendered or shares or ADSs which are tendered but are subject to pro ration.

This tax consequence will particularly affect Cantv's employees whose shares tend to have a lower fiscal cost and a substantial taxable gain.

(iii) The plans of AES following successful conclusion of the offers and consummation of the transactions contemplated by the offers would leave Cantv in a weakened financial and operational position and provides for significant uncertainty as to the amount and timing of the payment of dividends.

Cantv has a U.S.$150 million Floating Rate Note Facility (the "Facility"). This Facility contains change of control provisions which would trigger a right of acceleration of repayment if AES were to successfully conclude the offers. An acceleration of payment of this Facility would trigger cross-default provisions under an additional U.S.$200 million of outstanding Fixed Rate Notes. Should the Facility and Cantv's outstanding indebtedness be accelerated, Cantv would partially deplete its cash reserves in order to pay such debts. Given the current global conditions, it may be difficult to refinance or incur new debt, particularly given AES's post-offer plans. Any refinancing could be made more difficult as a result of Cantv being controlled by AES Corporation, which has a below investment grade credit rating. Verizon Communications Inc., which currently owns directly and through VenWorld Telecom, C.A. 28.5% of Cantv's outstanding shares, is highly rated.

The Board of Directors also believes that the implementation of AES's post-offer plan may depress the value of the remaining shares of Cantv. Although promising to distribute Cantv's cash to shareholders, AES has not indicated the size of that dividend and the value AES intends to deliver to shareholders. The Board of Directors feels that Telecomunicaciones Movilnet, C.A. ("Movilnet") is at risk of being sold by AES to extract cash from Cantv without giving careful consideration to all of Cantv's options with respect to Movilnet and all possible buyers of Movilnet, including the appropriateness of current market conditions to conduct any such sale. Also, AES has indicated in its offer that it is negotiating with a third party the possible sale of Movilnet. Given the limited negotiations with a single party, the overall conditionality of the offers and current market conditions, the Board believes that there is no assurance that these negotiations would result in the best price in the sale of Movilnet even in the event such a sale would be desired. Moreover, by selling Movilnet, Cantv will forego the operational synergies and other benefits associated with operating both a wireline and a wireless business in the same territory. Finally there is also uncertainty under the terms described in the offer as to the level of indebtedness that would remain outstanding following the completion of the offer, the Merger and the transactions contemplated by the offer.

(iv) AES has no experience in operating a national telephone network and there are no material synergies between Cantv and AES.

Cantv is a leading provider of wireline and wireless telephone services in Venezuela. AES is an electric power company. Because AES has no experience in managing or operating a telephone company similar to Cantv, the Board of Directors is concerned about the effect a change of control will have on Cantv, its shareholders, customers and employees and the continued reliability of telephone service in Venezuela. Apart from the potential for AES to exercise a dominant economic influence in certain markets acting through Cantv and through C.A. La Electricidad de Caracas, its electric subsidiary in Venezuela, a matter currently under review by Superintendecia para la Promocion y Proteccion de la Libre Competencia ("Procompetencia"), the combination of the two businesses would not result in any material synergies which makes the combination attractive.

Additionally, the acquisition of control of Cantv by AES would likely cause Cantv to lose the technical and related support it has received by Verizon Communications Inc., a world class wireline and wireless operator which, directly and indirectly through VenWorld Telecom C.A., owns 28.5% of the outstanding capital stock of Cantv, and Telefonica S.A., the leading provider of telecommunications services in Spain and Latin America, which through VenWorld Telecom C.A. owns 6.9% of the outstanding capital stock of Cantv.

(v) The purchase of the shares and the ADSs in the offers will adversely affect the liquidity of the remaining shares and ADSs.

If AES acquired control over the shares and the ADSs in the terms provided for in the offers, the number of shares and ADSs that trade publicly and the number of shareholders and ADS holders would be materially reduced. This reduction would likely adversely affect the marketability and market value of the remaining shares and ADSs.

(vi)    The offers are highly conditional.

The consummation of the offers is subject to a number of conditions, including, among others: the receipt of all necessary government approvals, including the approval by the Comision Nacional de Telecomunicaciones ("CONATEL"); the absence of an objection to the offers by Procompetencia; that AES be reasonably satisfied that Banco de Desarrollo Economico y Social ("BANDES"), the Venezuelan government agency that holds the Class B Shares, has agreed to vote in favor of the merger of Cantv with and into the Purchaser (the "Merger"); the ability of AES, once it acquires more than 50% of the outstanding capital stock of Cantv, to appoint a majority of the members of the Board of Directors of Cantv; that AES shall not have become aware that any material amount of Cantv's indebtedness may be accelerated as a result of the offers; the absence of any threatened, instituted or pending litigation or governmental action challenging, delaying or otherwise restraining the offers, or imposing more onerous conditions on AES; or adversely affecting Cantv or diminishing the benefits AES expects to derive as a result of the transactions contemplated by the offers; the absence of an adverse change in the business, properties or financial condition of Cantv; the absence of adverse changes in national and international securities exchanges and banking operations; the absence of adverse national or international events, including the commencement of armed hostilities involving the United States; and the absence of changes in Cantv's capitalization or other material transactions involving Cantv. The failure to satisfy any of these conditions would allow AES to terminate the offers.

The Board of Directors is currently aware that several of these conditions will not be met. The current international situation resulting from the events of September 11, 2001 possibly constitutes the existence of armed hostilities involving the United States that may permit AES to terminate the offers. Moreover, consummation of the offers would result in a change of control of Cantv, which would provide lenders with a right of acceleration under the instruments governing Cantv's U.S.$150 million of Floating Rate Notes, which in turn would generate a cross-default under the instruments governing Cantv's U.S.$200 million of Fixed Rate Notes. Given current global conditions, there is no certainty that Cantv would be able to refinance any such accelerated indebtedness.

Moreover, satisfaction of other conditions is at best uncertain. CONATEL has not yet approved a change of control to AES. Procompetencia has only recently initiated its investigation of the potential consequences of a consummation of the offers. It has been reported that this investigation will include analysis of the anticompetitive effects of ownership by AES and its affiliates of the principal electrical and telecommunications companies in Venezuela. In light of the tax and labor issues related to the Merger, it is possible that BANDES will not agree to vote in favor of the Merger. Nevertheless, the offers place Cantv's shareholders in the position of having to determine whether to tender to AES on or prior to the expiration date without knowing whether AES intends to consummate the offers.

(vii) The Merger proposed by AES will result in Cantv's employees being employed by a new employer which may adversely affect the successor corporation and its shareholders.

Upon consummation of the Merger proposed by AES, Cantv's employees will be employed by the successor corporation, a new employer. This substitution of employers may result in a disruption of the morale of these employees. Moreover, under Venezuelan labor law, Cantv's employees may be entitled to consider this change of employers as an unjustified termination of their employment relationship with Cantv which may result in adverse consequences to the successor corporation and its shareholders.

RESOLVED: that the president and the proper officers of the Company are hereby
--------
authorized to file, on behalf of the Company, all documents as they deem necessary or appropriate to comply with the requirements of applicable laws, rules or regulations in connection with the Offer.

RESOLVED: that so long as no agreement in principle has been reached between the
--------
Company and its principal shareholders or other parties with respect to any transaction outside of the Company's ordinary course of business, the officers of the Company are herby directed not to disclose the possible terms of any transaction or proposal relating thereto, or the parties thereto, it being the opinion of the Board of Directors that such disclosure would jeopardize the initiation or continuation of negotiations with respect to such transactions.

                                       II

CAPITAL STRUCTURE OF CANTV

The Share capital of Cantv is THIRTY-FOUR BILLION ONE-HUNDRED AND SEVENTY-TWO MILLION FOUR-HUNDRED AND SIXTY-SIX THOUSAND NINE-HUNDRED AND SEVENTY-SEVEN BOLIVARS AND THIRTY-FOUR CENTS (Bs. 34,172,466,977.34), wholly subscribed and paid. It is represented by NINE-HUNDRED AND TWENTY-SIX MILLION THIRTY-SEVEN THOUSAND THREE-HUNDRED AND EIGHTY FIVE (926,037,385) registered shares with a Bs. 36.90182224915 par value per share.

According to the stock certificate register, as of the date of publication of the Report, all the shares that represent the capital stock of Cantv, that is, the 926,037,385 shares, were outstanding, because the company is not currently effecting a stock repurchase program and, therefore, there are no treasury shares.

The capital stock, according to Cantv's certificate of incorporation, the last amendment to which was filed before the Registro Mercantil Primero de la Circunscripcion Judicial del Distrito Capital y Estado Miranda on December 5, 2000 under No. 64, Volume 217-A Pro., is divided into four (4) classes of shares which, as of the date of publication of the Report, September 25, 2001, were distributed as follows: CLASS A SHARES: 372,907,241; CLASS B SHARES: 51,900,000; CLASS C SHARES: 97,278,406; and CLASS D SHARES: 403,951,738.

The CLASS A SHARES are owned by VENWORLD TELECOM, C.A., who owns 308,907,717 Class A Shares, and INVERSIONES INEXTEL, S.A. (a wholly-owned subsidiary of Corporacion EDC, C.A.), which owns 63,999,524 Class A Shares. These shares are freely transferable by their owners, but are not listed on any stock exchange. If transferred to a person different from VENWORLD TELECOM, C.A. or from a person that Cantv's bylaws deem a Consortium Participant, these shares shall be automatically converted into an equal number of Class D Shares. Currently, Class A Shares do not have voting rights in respect of the election of the Directors or Alternates, nor are they entitled to accretion rights.

The CLASS B SHARES are owned by BANCO DE DESARROLLO ECONOMICO Y SOCIAL (formerly known as the Fondo de Inversiones de Venezuela) and are entitled to the election of one Director and such Director's Alternate. In addition, they have the right to oppose the amendment of certain provisions of the Company's Bylaws, including the Company's purpose, the classes of shares that compose the Company's capital stock, the transferability of the several classes of shares, the political and economical rights of the shares, the types of shareholders' meetings and the time they take place, the convocation of shareholders' meetings, the quorom for the constitution of the meeting, the dissolution or merger of the Company, the increase of the Company's capital stock, disposition of the Company's assets, the management and administration, the replacement of Directors, the requirements for the position of member of the Board, the time for Board meetings and the quorum for the constitution, the quorum for votes in such Board meetings, the limitations on contracts with companies related to the directors and the powers of the Board in respect to contracts or agreements. The Company has 51,900,000 CLASS B SHARES, representing approximately 5.60% of CANTV's capital stock.

The CLASS C SHARES are owned by: (i) the current employees of the Company who have contracts at will, (ii) retired employees of the Company, (iii) the companies whose capital stock is 100% owned by persons referred to in clauses
(i) and (ii) above and whose only purpose is the acquisitions and possession of the Company's shares ("Employee's Company"), (iv) trusts and benefits plans established for the benefit of the employees or retired employees of the Company ("Benefit Plans"), (v) the ex-employees of the Company who decided to keep their shares upon termination of their employment relationship with the Company, (vi) the successors to the Class C shareholders who have received their shares by reason of bequest or inheritance, (vii) ex-spouses of Class C shareholders who acquired their shares by reason of dissolution of the marriage, (viii) the employees and retired employees of the subsidiaries of the Company. The Class C Shares are entitled to the election of two (2) Principal Directors and their respective

Alternates, as long as all the Class C Shares represent at least 8% of the capital stock of the Company. They are entitled to the election of only one (1) Principal Director and such Director's Alternate if the Class C Shares represent less than 8% but more than 3% of the capital stock of the Company. If the Class C Shares in the aggregate represent less than 3%, they will not be entitled to elect any Director. The Class C shareholders may transfer their shares and the rights inherent to those shares according to the following options: (i) in the internal market pursuant to the procedure described in CANTV's certificate of incorporation, which was modified pursuant to Board Resolution 2001-05-25-06 adopted during the Board meeting of May 25, 2001 and filed with the Registro Mercantil II, under No. 56, Volume 135-A-PRO dated July 17, 2001; and (ii) to third parties, individually, once freed from the preferred rights and released from the pledge. They represent approximately 10.83% of the capital stock of CANTV.

Finally, the CLASS D SHARES are traded in the Caracas Stock Exchange and their ADSs (whose underlying asset are CLASS D SHARES) in the New York Stock Exchange, and have no special rights for the election of members of CANTV's Board of Directors. They represent approximately 40.37% of the capital stock of the Company.

As of September 25, 2000, the capital stock of the Company amounted to 35,581,624,243.14 Bolivars, was wholly subscribed and paid in, and was represented by 964,224,043 registered shares, with a par value of 36.90182224915 Bolivars per share. Similarly, these shares were divided into the four classes of shares mentioned above and had the rights provided for in CANTV's Bylaws.

The CLASS A SHARES were initially entitled to certain preference rights to acquire other classes of shares, appointment of the Board of Directors and President of the Company, and rights to oppose the modification of certain articles of the Company's Bylaws, which disappeared by expiration of the terms and conditions established in the Bylaws. Presently none of those rights are in force. The company had 400,000,000 CLASS A SHARES as of that date.

The CLASS B SHARES, which were 51,900,000, were entitled to the same rights that they currently have and which were described above, but in addition they could elect two (2) Principal Directors and their respective Alternates. Such rights expired on January 1, 2001.

The CLASS C SHARES, which were 120,753,088, were entitled to the same rights that they currently have and which were described above, subject to participation in the capital stock of the Company.

The CLASS D SHARES, which were 391,570,955, were entitled to the same rights that they currently have and which were described above. As of September 25, 2000, they were traded in the Caracas Stock Exchange and their ADSs were traded in the New York Stock Exchange.

On October 27, 2001, the Company canceled 38,186,658 treasury shares when it closed the Second Share Repurchase Program approved by the Shareholders' Meeting of March 31, 2001, by reason of expiration of the term and, therefore, the Company decreased CANTV's capital to the current amount.

For a better illustration of the capital structure of CANTV, a comparative table follows showing its situation as of September 25, 2000 and as of September 25, 2001, on which date the Report was published:


                           -------------------------------------------------------------------------------
                           Situation as of September 25, 2000     Situation as of September 25, 2001
----------------------------------------------------------------------------------------------------------
Class of Shares            No.             Participation (%)      No.              Participation (%)
----------------------------------------------------------------------------------------------------------
A                          400.000.000             41.49          372.907.241              40.28
----------------------------------------------------------------------------------------------------------
B                          51.900.000               5.38          51.900.000                5.60
----------------------------------------------------------------------------------------------------------
C                          120.753.088             12.52          97.278.406               10.50
----------------------------------------------------------------------------------------------------------
D                          391.570.955             40.61          403.951.738              43.62
----------------------------------------------------------------------------------------------------------


                                       III


TRANSACTIONS RELATED TO THE OFFER
None.
The Board of Directors